

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2013

<u>Via E-mail</u>
Joseph M. Rigby
Chairman of the Board, President and Chief Executive Officer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, D.C. 20068

      Re: Pepco Holdings, Inc.
              Atlantic City Electric Company
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 1, 2013
              File Nos. 001-31403 and 001-03559

Dear Mr. Rigby:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Andrew D. Mew

                            Andrew D. Mew
                            Accounting Branch Chief